# A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

## FINANCIAL STATEMENTS

## YEAR ENDED JUNE 30, 2026

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS
300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of A.G.P./Alliance Global Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of A.G.P./Alliance Global Partners, LLC as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement financial condition presents fairly, in all material respects, the financial position of A.G.P./Alliance Global Partners, LLC as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of A.G.P./Alliance Global Partners, LLC's management. Our responsibility is to express an opinion on A.G.P/Alliance Global Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as A.G.P./Alliance Global Partners, LLC's auditor since 2021.

Michael Coglianese CPA, P.C.

Lincolnshire, IL

October 1, 2026

# A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED JUNE 30, 2026

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 13,890,865 |
| Cash, customer escrow | 328,278 |
| Deposits with clearing organizations | 2,500,665 |
| Receivables: | |
| Clearing organizations | 23,348,446 |
| Employees and Reg Reps | 905,971 |
| Other | 2,999,076 |
| Forgivable loans | 7,636,565 |
| Deposits | 1,423,428 |
| Investments in securities, at fair value | 1,171,555 |
| Securities owned, at fair value | 20,480,095 |
| Other investments | 750,000 |
| Prepaid expenses and other assets | 2,429,610 |
| Right-of-use asset | 7,585,211 |
| Property and equipment, net | 338,289 |
| **TOTAL ASSETS** | $ 85,788,054 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES:** | |
| Accrued commissions and payroll | 15,428,122 |
| Accrued liabilities | 2,762,494 |
| Deferred revenue | 686,350 |
| Securities sold, not yet purchased, at fair value | 309,414 |
| Income taxes payable, current | 2,114,936 |
| Operating lease liability - Current | 1,826,987 |
| Operating lease liability - Long Term | 7,092,492 |
| **TOTAL LIABILITIES** | 30,220,795 |
| **MEMBER'S EQUITY** | 55,567,259 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 85,788,054 |

***See accompanying notes to financial statements***

### NOTE 1 – NATURE OF ORGANIZATION

A.G.P./Alliance Global Partners LLC (the "Company"), a New York limited liability company, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Section 15(b) and with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). Also, the Company is registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). Prior to July 1, 2021, the Company was a California C-Corporation.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; and (2) participating in distributions of securities (other than firm commitment underwritings).

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition.

#### REVENUE RECOGNITION

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company buys and sells securities ("trading revenue"), primarily consisting of municipal bonds, which are purchased and sold with the intent of making profits from the sales and they are not held to maturity as investments. Trading revenue does not fall under ASC Topic 606 revenue recognition guidance as there are no contracts with customers. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. The securities are marked-to-market (see Investments in Securities and Securities Owned).

#### RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers the credit quality of its counterparties, the short-term nature of the balances, the Company's historical experience, under which it has not incurred credit losses on these balances, and current conditions and reasonable and supportable forecasts. Based on this evaluation, the Company concluded that expected credit losses are not material and no allowance for credit losses was recorded as of June 30, 2026.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**FORGIVABLE LOANS**

The Company offers forgivable loans to registered representatives and certain key revenue producers (collectively referred to as “employees”), primarily for recruiting, transitional cost assistance and retention purposes. The employees conduct all business through the Company, therefore there are no conflicts of interest with regard to forgivable loans and advice given to customers. The loans are forgiven over the contractual period of the employment contract, running from one to six years. The forgivable loans are unsecured and interest is charged on the unpaid balance at a compounded rate no less than the applicable Federal rate for the loans at the date of the contract, with most loans accruing interest on the unpaid balance at three percent (3%). In the event an employee terminates their employment contract early, the remaining balance of the loan, including accrued interest, becomes immediately due and receivable from the employee.

The Company considers the forgivable loans to be a cost of acquiring employees and the forgivable loans are capitalized and expensed over the term of the contracts, unless a contract is terminated early, which changes the forgivable loan status to a receivable due from the employee. As of June 30, 2026, there were no early contract terminations and therefore no amounts were due to the Company. The Company considered the status of the forgivable loans as of June 30, 2026 along with other factors including: the total amount of the remaining forgivable loan for each employee and the remaining term of their contract, and the gross revenue production by the employees and likelihood of continued employment. Historically, the Company has not experienced material loss on these balances. The Company concluded that expected credit losses are not material and determined that no allowance for credit losses is required as of June 30, 2026.

**PROPERTY AND EQUIPMENT**

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

**VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE - DEFINITION AND HIERARCHY**

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

In determining fair value, the Company used various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

**VALUATION TECHNIQUES**

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

***Investments in Securities and Securities Owned***

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

***Derivative Contracts***

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities, which are included in Trading revenue in the statement of income. Derivative contracts consist of warrants.

The warrants were valued using the Black-Scholes model as of June 30, 2026, using the underlying's closing price that day from Bloomberg, the exercise price and warrant count adjusted for any reverse splits through that date, the remaining contractual term to expiry, no dividend yield, and a term-matched risk-free rate from the Bloomberg sovereign curve (USD for US-listed issuers, CAD for Canadian). Volatility was measured separately for each name as the annualized standard deviation of the 99 daily log returns over the 100 trading days ending June 30, 2026, following the valuation terms of each warrant agreement where specified and applying the same measurement where the instrument is silent. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

**SECURITIES OWNED**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis (in the customers' accounts) with related commission income and expenses reported on a trade date basis by the Company.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

**FOREIGN CURRENCY TRANSACTIONS**

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the operating statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in the statement of income.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### INCOME TAXES

The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

### USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

### STOCK-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method. No stock-based compensation was issued for the year ended June 30, 2026.

### SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. There are no material subsequent events requiring disclosure or adjustment.

### SEGMENT DISCLOSURE

The Company determined that it has one reportable segment. Refer to Note 14 for further details.

## NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. Once the trade has completed, the corresponding deposit liability is offset and the commissions from the completed trades remain in the escrow account until paid out. As of June 30, 2026, $328,278 of the Company's funds were held in the account to cover any charges the account might incur. Cash and cash equivalents (including customer escrow) of $14,219,143 presented in the statement of cash flows consist of cash of $13,890,865 and cash, customer escrow of $328,278 as presented in the statement of financial condition.

## NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2026:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| **Common Stock:** | | | | |
| United States: | | | | |
| Communication | | 1,246,545 | | 1,246,545 |
| Finance | | 35,788 | | 35,788 |
| Trucking | | 19 | | 19 |
| **Total Common Stock:** | - | 1,282,352 | - | 1,282,352 |
| **Bonds:** | | | | |
| Argentina: | | | | |
| Government | | 298,923 | | 298,923 |
| Oil & Gas | | 4,185 | | 4,185 |
| Brazil: | | | | |
| Oil & Gas | | 7,581 | | 7,581 |
| Colombia: | | | | |
| Oil & Gas | | 132,557 | | 132,557 |
| Mexico: | | | | |
| Oil & Gas | | 185,356 | | 185,356 |
| United States: | | | | |
| Finance | | 43,693 | | 43,693 |
| Government | | 4,315,004 | | 4,315,004 |
| Healthcare | | 15,000 | | 15,000 |
| Retail | | 11 | | 11 |
| State Municipal | | 13,038,441 | | 13,038,441 |
| Venezuela: | | | | |
| Government | | 202,016 | | 202,016 |
| Oil & Gas | | 954,975 | | 954,975 |
| **Total Bonds:** | - | 19,197,743 | - | 19,197,743 |

**NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)**

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Derivative Contracts:** | | | | |
| Australia: | | | | |
| Technology | | | 80,339 | 80,339 |
| Brazil: | | | | |
| Basic Materials | | | 201,394 | 201,394 |
| Canada: | | | | |
| Basic Materials | | | 555,508 | 555,508 |
| Healthcare | | | 1,517 | 1,517 |
| Technology | | | 2,003 | 2,003 |
| Utilities | | | 68,108 | 68,108 |
| Israel: | | | | |
| Food | | | - | - |
| Healthcare | | | 57,343 | 57,343 |
| Singapore: | | | | |
| Apparel | | | 115,342 | 115,342 |
| United States: | | | | |
| Aerospace | | | 43,172 | 43,172 |
| Automotive | | | 1 | 1 |
| Communication | | | 760 | 760 |
| Food | | | 2,432 | 2,432 |
| Healthcare | | | 6,478 | 6,478 |
| Industrials | | | 37 | 37 |
| Utilities | | | 37,120 | 37,120 |
| **Total Derivative Contracts:** | | | 1,171,555 | 1,171,555 |
| **Total Assets:** | - | 20,480,095 | 1,171,555 | 21,651,650 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Liabilities:** | | | | |
| Securities sold, not yet purchased: | | | | |
| Argentina: | | | | |
| Government | - | (168,180) | - | (168,180) |
| Oil & Gas | - | (73,480) | - | (73,480) |
| Colombia: | | | | |
| Healthcare | | (33,038) | - | (33,038) |
| Mexico: | | | | |
| Oil & Gas | - | (6,728) | - | (6,728) |
| United States: | | | | |
| Technology | | (27,988) | - | (27,988) |
| **Total Liabilities:** | - | (309,414) | - | (309,414) |

## NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2026:

| Level 3 Rollforward | Stocks | Warrants | Total Level 3 |
|---|---|---|---|
| Balance - Beginning June 30, 2025 | - | 697,796 | 697,796 |
| Transfers to Level 2 | - | - | - |
| Purchases | - | 676,055 | 676,055 |
| Sales | - | - | - |
| Changes in Realized and Unrealized Gain/(Loss) | - | (202,297) | (202,297) |
| Balance - Ending June 30, 2026 | - | 1,171,555 | 1,171,555 |

## NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

### WARRANTS

In the normal course of business, the Company may receive warrants as part of its private placement activities which it records as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

## NOTE 5 – DERIVATIVE CONTRACTS (CONTINUED)

### VOLUME OF DERIVATIVE ACTIVITIES

At June 30, 2026, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

| | Long Exposure | |
|---|---|---|
| Primary Underlying Risk | Notional Amounts | Number of Contracts |
| Equity Underlying Risk | | |
| Warrants | 2,774,297 | 2,473,536 |

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2026.

### *IMPACT OF DERIVATIVES ON THE STATEMENT OF FINANCIAL CONDITION*

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2026. Strike prices ranged in value from $0.23 to $7 per share with expirations ranging from 2026 to 2030:

| Primary Underlying Risk | Derivative Assets |
|---|---|
| Equity Price | |
| Warrants | 1,171,555 |

## NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2026, property and equipment consisted of the following:

| | Value ($) | Useful Life |
|---|---|---|
| Computers | 665,950 | 5 |
| Furniture and fixtures | 616,546 | 7 |
| Automobiles | 141,937 | 5 |
| Domain Name | 13,592 | 7 |
| Leasehold Improvements | 188,320 | 15 |
| Total | 1,626,346 | |
| Less: Accumulated Depreciation | 1,288,057 | |
| Net Property and Equipment | 338,289 | |

**NOTE 7 – INCOME TAXES**

At June 30, 2026, income taxes payable, current, of $2,114,936 consisted of state income taxes.

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", require that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. As of June 30, 2026, temporary differences between the financial statement and tax bases of assets and liabilities were not material, and accordingly no deferred tax assets or liabilities were recorded. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2026.

The Company files state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2026.

**NOTE 8 - COMMITMENTS AND CONTINGENCIES**

**OPERATING LEASES**

The Company leases office space in various locations, including New York, New York and Newport Beach, California. These leases expire on various dates through 2031.

The Company accounts for leases under ASC Topic 842, Leases. The Company determines whether an arrangement is a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized at commencement based on the present value of lease payments over the lease term, discounted using the Company's incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

Maturities of lease liabilities as of June 30, 2026, for the fiscal years ending June 30, were as follows:

| | |
|---|---|
| 2027 | 2,309,497 |
| 2028 | 2,174,816 |
| 2029 | 2,180,446 |
| 2030 | 1,917,562 |
| 2031 | 1,807,964 |
| Total undiscounted lease payments | **10,390,284** |
| Less effects of discounting | (1,470,805) |
| Lease liabilities recognized | **8,919,479** |

As of June 30, 2026, the weighted-average remaining lease term of the Company's operating leases was 4.7 years and the weighted-average discount rate was 6%.

**NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)**

**UNDERWRITING COMMITMENTS**

At times, the Company commits to the purchase of a certain amount of securities in connection with underwriting commitments. Should the Company not be able to find enough investors, the Company is obligated to purchase and hold securities to meet the commitment until they can be sold. As of June 30, 2026, the Company had no outstanding commitments to purchase securities.

**LITIGATION AND CLAIMS**

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes as of June 30, 2026, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

**NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2026, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. As of June 30, 2026, cash balances in excess of FDIC insured limits were approximately $13,469,143.

**NOTE 10 – NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. Effective February 10, 2020, a request to change the calculation of net capital from the basic to the Alternative method was approved by FINRA. This increases the minimum net capital to $250,000 or 2% of aggregate debits. As of June 30, 2026, the Company had net capital of $39,681,196, which exceeded required net capital of $250,000 by $39,431,196.

**NOTE 11 - GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2026 or during the year then ended.

**NOTE 12 – REVENUE FROM CONTRACTS WITH CUSTOMERS**

The Company’s revenue from contracts with customers consists primarily of investment banking (underwriting, advisory and private placement fees), brokerage commissions, investment advisory fees and Perth Mint commissions, which are recognized when (or as) the related performance obligations are satisfied. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company had contract liabilities of $279,998 and $686,350 as of July 1, 2025 and June 30, 2026, respectively, which are included in deferred revenue in the statement of financial condition. The Company did not have any assets from costs to obtain or fulfill contracts with customers as of July 1, 2025 or June 30, 2026.

**NOTE 13 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS**

The Company has a qualified 401(k) Plan under Internal Revenue Code ("IRC") section 401(a). The Company made no contribution for the fiscal year ended June 30, 2026.

**NOTE 14 – SEGMENT INFORMATION**

The Company has one reportable segment. The Company's chief operating decision maker ("CODM") is the executive team, including the chief executive officer, chief financial officer, chief operating officer, and president. The CODM evaluates performance and allocates resources based on the results of the Company as a whole. The Company’s segment assets are the total assets presented in the statement of financial condition.